FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Company

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON THE 11TH OF DECEMBER 2014

1.            DATE, TIME AND PLACE: On the 11th of December, 2014, at 9:30 a.m, at the registered offices of Companhia Brasileira de Distribuição (the “Company” or “CBD”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary: Mr. Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company´s Charter and article 8 of the Internal Regulation of the Company´s Board of Directors. Were present Mr. Jean-Charles Naouri (p.p. Arnaud Strasser), Mr. Arnaud Strasser, Mr. Roberto Oliveira de Lima, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. Also present as guests, during the whole meeting, were Mr. Ronaldo Iabrudi, Mr. Christophe Hidalgo, Mrs. Ana Paula Tarossi, Mrs. Tatiana Viera and simultaneous translators. Present to part of the meeting were Mr. Edson Kawabata, Mr. Fernando Merino, Mr. Marcelo Acerbi and Mrs. Paula Bonanno.

4.            AGENDA: (i) Analysis, discussion and resolution on the issuance of shares within the Company’s stock option plan and of the respective share capital increase; (ii) Analysis, discussion and resolution on the proposal of the officers that may represent the Company before third parties, in accordance with paragraph two of article 29 of the Company’s By-Laws; (iii) Analysis, discussion and resolution on the proposal of a corporate reorganization, including the following companies: Vedra Empreendimentos e Participações S/A, GPA 4 Empreendimentos e Participações S/A, ECQP Participações Ltda., API SPE 06 Empreendimentos Ltda., GPA 5 Empreendimentos e Participações S/A, Monte Tardeli Empreendimentos e Participações S/A, PA Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. e Duque Conveniências Ltda. – “CBD’s Corporate Reorganization”; (iv) Analysis, discussion and resolution on the calling for the Shareholders Extraordinary’s Meeting to be held on the 29th of December, 2014, in order to approve the Corporate Reorganization, described in item 9 of the Agenda; (v) Analysis, discussion and resolution on the proposal of restructuring the debt of Nova Pontocom (“NPCOM”), as well as all necessary acts to its implementation; (vi) Analysis, discussion and resolution on the reimburse agreement to be entered into between Casino, Via Varejo S.A. and the Company, referred  to the long term incentive plan of certain executives of Cnova; and (vii) Resolve on the appointment of Mr. Robert Bruce Harley to the position of Executive of Real State Business of the Company.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and unanimously approved the following resolutions:

5.1.        The Board members discussed the Company’s stock option plans approved on the Extraordinary General Meetings held on the 20th of December, 2006 and on the 9th of May, 2014 (jointly, “Plans”), and resolved, unanimously:

5.1.1.     In view of the exercise of A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plans, observing the limit of the authorized capital of the Company, as set forth in Section 6 of the By-Laws, approved the capital increase of the Company in the amount of R$1,976,036.42 (one million, nine hundred and seventy six, thirty six Reais and forty two cents), through the issuance of 41,046 (forty one thousand and forty six) preferred shares, being:

(i) 8,671 (eight thousand, six hundred and seventy one) preferred shares, at the issuance price of R$64.13 (sixty four Reais and thirteen cents) per share, determined in accordance with the Plans, in the total amount of R$556,071.23 (five hundred and fifty six thousand and seventy one Reais and twenty three cents), in connection with the exercise of A6 Silver Series;

(ii) 8,668 (eight thousand, six hundred and eight) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$86.68 (eighty six reais and sixty eight cents) in connection with the exercise of A6 Gold Series;

(iii) 7,005 (seven thousand and five) preferred shares, at the issuance price of R$80.00 (eighty reais) per share, determined in accordance with the Plans, in the total amount of R$560,400.00 (five hundred and sixty thousand and four hundred Reais), in connection with the exercise of A7 Silver Series;

(iv) 7,001 (seven thousand and one) preferred shares, at the issuance price of R$0.01 (one cent), determined in accordance with the Plans, in the total amount of R$70.01 (seventy reais and one cent), in connection with the exercise of A7 Gold Series;

(v) 4,076 (four thousand and seventy six) preferred shares, at the issuance price of R$96,00 (ninety six Reais) per share, determined in accordance with the Plans, in the total amount of R$391,296.00 (three hundred and ninety one thousand, two hundred and ninety six Reais), in connection with the exercise of B1 Series;

(vi) 5,625 (five thousand and six hundred twenty five) preferred shares, at the issuance price of R$83.22 (eighty three Reais and twenty two cents) per share, determined in accordance with the Plans, in the total amount of R$468,112.50 (four hundred and sixty eight thousand, one hundred and twelve Reais and fifty cents), in connection with the exercise of C1 Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, according to the Company’s By-Laws, including full right to participate in the distribution of interim dividends regarding the 3rd Quarter of 2014.

5.1.2.     Consequently, the Company’s share capital shall pass from R$6,790,003,975.64 (six billion, seven hundred and ninety million, three thousand, nine hundred and seventy five Reais and sixty four cents) to R$6,791,980,012.06 (six billion, seven hundred and ninety one million, nine hundred and eighty thousand, twelve Reais and six cents) divided into 265,283,308 (two hundred and sixty five million, two hundred and eighty three thousand, three hundred and eighty) shares with no par value, 99,679,851 (ninety and nine million, six hundred and seventy nine thousand, eighty hundred and fifty one) of which are common shares and 165,603,457 (one hundred and sixty five million, six hundred and three thousand, four hundred and fifty seven) of which are preferred shares.

5.2.        In accordance with paragraph 2 of Article 29 of the Company’s Bylaws, to appoint the Executive Officers: (i) Christophe José Hidalgo; (ii) Peter Paul Lorenço Estermann; and (iii) Antonio Sergio Salvador dos Santos, being of them the Chief Executive Officer, to jointly represent the Company in the acts related to the acquisition, encumbrance or disposal of assets, including real state assets, as well as in the appointment of attorneys-in-fact to perform such acts.

5.3.        After the recommendation of the Financial Committee, the Board of Directors approved the proposal of a corporate reorganization, including the merger of the companies GPA4 Empreendimentos e Participações S/A, GPA5 Empreendimentos e Participações S/A, Vedra Empreendimentos e Participações S/A, Monte Tardeli Empreendimentos e Participações S/A, API SPE 06 - Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., ECQD Participações Ltda., P.A. Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda., and Duque Conveniências Ltda. (the “Subsidiaries”), by the Company, with the consequent termination of the Subsidiaries, without the capital increase of the Company, in accordance with the Protocol and Justification of Merger of the Subsidiaries by the Company, to be concluded between the management of the Company and the Subsidiaries.

5.4.        Due to the approval comprised in the item 5.8 above, the Board of Directors approved the calling of the Shareholders Extraordinary’s Meeting to resolute on the conduction of the transactions mentioned, as well as authorized the management to take the necessary measures.

5.5.        In regard to the restructure of the debt of NPCOM, after the discussions at the Audit and Financial Committee, the members of the Special Independent Committee, constituted in accordance with the Company’s Policy on Related Parties Transactions and with the resolution of the Committee held on the 28th of November, 2014 (“Commitee”), reported their analysis and conclusions on the restructuring debt transaction (“Restructure of Debt”) of the controlled company Nova Pontocom Comércio Eletrônico S.A. (“NPC”), jointly with Via Varejo S.A. After questioning and debates, and given the favorable recommendation of the Special Committee, the Board of Directors resolved, unanimously and with no reservation, to approve the Restructure of Debt and to authorize the Executive Board to conclude with Via Varejo and NPC a “Private Instrument of Payment of Debt with Subrogation and Other Covenants Agreement” and to take all the necessary measures to its implementation.

5.6.        After the explanation provided, and in accordance with the recommendation of the Human Resources and Remuneration Committee, the members of the Board of Directors resolved to approve the conclusion of the reimburse agreement to be entered into between Casino, Via Varejo S.A. and the Company, regarding the distribution of the costs arising from the long term incentive plan entered into between Casino and certain Executives of CNova Comércio Eletrônico S.A. (“Cnova”).

5.7.        As recommended by the Human Resources and Remuneration Committee, the Board of Directors approved the appointment of Mr. Robert Bruce Harley, Brazilian, manager, married in the regime of total separation of assets, bearer of identification document n. 6817404, and enrolled at the Individual Taxpayers Register under n. 183541298-02, resident and domiciled at Rua Armando Petrella, 431, apartment 8, Torre Limantos, Cidade Jardim Corporate Center, São Paulo – SP, Post Code n. 05679-010, to, as from 12th of January, 2015, exercise the position of Executive of Real State Business of the Company.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 11th of December, 2014. Signatures: Chairman: Arnaud Strasser; Secretary: Caio Machado Filho; Mr. Jean-Charles Naouri (p.p. Arnaud Strasser), Mr. Arnaud Strasser, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Eleazar de Carvalho Filho, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Yves Desjacques, Mr. Luiz Augusto de Castro Neves, Mr. Luiz Aranha Corrêa do Lago, Mr. Roberto Oliveira de Lima. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/75 as amended.

São Paulo, 11th of December, 2014.

Caio Machado Filho Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 11, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release June contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.